PETROBRAS ENERGÍA PARTICIPACIONES S.A.

March 2, 2007

VIA EDGAR TRANSMISSION

April Sifford Branch Chief Division of Corporation Finance Securities and Exchange Commission Mail Stop 7010 Washington, D.C. 20549-7010
Re:	Petrobras Energía Participaciones S.A. Form 20-F for year ended December 31, 2005 Filed June 28, 2006 File No. 001-15152

Dear Ms. Sifford:

By letter delivered February 2, 2007, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F for the year ended December 31, 2005, filed June 28, 2006 (the “2005 20-F”) by Petrobras Energía Participaciones S.A. (“PEPSA” or the “Company”) and on our response to the Staff’s comment letter dated September 28, 2006. This letter sets forth our responses to the Staff’s comments with respect to the 2005 Form 20-F. For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. We believe that we can appropriately address these comments in future filings without amending the 2005 Form 20-F. We look forward to discussing with the Staff any concerns you may have with this approach.

Ms. April Sifford

Securities and Exchange Commission, p. 2

PEPSA 20-F for the year ended December 31, 2005

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 6. Oil and gas areas and participation in joint ventures, page F-27

1.

We have reviewed the table included in your response to comment 7 of our letter dated September 28, 2006 and note the increase in the liability during fiscal year 2005 is due to a revision of estimated cash flows. Given its significance to the overall asset retirement obligation balance, please tell us and include disclosure to explain the nature and reason for such revision during 2005.

We inform the Staff that the revision of estimated cash flows for 2005, amounting to Ps. 30 million, principally relates to: (1) changes in the Company’s expectations as to the number of wells to be abandoned before the end of the concession period (see explanation set forth in our response to comment 2), and (2) an increase in restoration and abandonment well costs as a consequence of general price increases in the industry.
2.

On a related matter, we note you have not recorded any additional asset retirement obligation liabilities during both fiscal years 2005 and 2004. Considering your oil and gas drilling efforts and other activities performed during these periods, as further discussed beginning on page 21, please explain the basis for your conclusion that no additional asset retirement obligations were incurred. In your response, please address both fiscal years 2005 and 2004 activities in sufficient detail to support your accounting conclusions in accordance with Argentina and U.S. GAAP.

We inform the Staff the legal frameworks in the countries where we operate, which are similar in terms of the regulation of concessions, establish that productive oil and gas areas are to be reverted to the State or States in operating condition at the end of the concession period. Under this legal framework, the Company is not required to incur in abandonment costs unless the well is expected to be abandoned before the end of the concession period.

At the time of drilling a new well, the Company estimates its useful life and assesses whether it believes that the well will be in operating condition at the end of the concession period. When drilling new wells in 2004 and 2005, the Company was in possession of mechanical information relating to the capacity and useful life of the wells and other reserve information that allowed us to conclude that new wells were expected to remain in operating condition for a period longer than the remaining time for the concession period. Therefore, in accordance with paragraph 2 of SFAS 143, we were not required to record additional asset retirement obligations.

Note 10. Financing, page F-39

Ms. April Sifford

Securities and Exchange Commission, p. 3

3.

We understand you and your controlled subsidiaries are in compliance with all debt covenants as of December 31, 2005. However, your response does not indicate your intention to disclose this fact. Therefore, we reissue comment 8 of our letter dated September 28, 2006.

We confirm to the Staff that we intend to disclose whether PEPSA and its controlled subsidiaries are in compliance with all debt covenants as of year-end, in PEPSA’s future filings on Form 20-F.

Note 21. Summary of significant differences between accounting principles followed by the Company and US GAAP, page F-57

4.

We note in your response to comment 11 of our letter dated September 28, 2006, that you will expand your disclosures regarding the differences between U.S. and Argentina GAAP in your future filings. Please provide us with a draft of the expanded disclosures that you will include in future filings, using the information and amounts for the comparative periods to be presented in your next Form 20-F. In your revised disclosures, please include the revisions referred to in your response to comment 12. We may have further comment after reviewing your response.

In response to the Staff’s comment, we have included as Exhibit A a copy of Note 22 to our consolidated financial statements included in the 2005 20-F with cross-references that link the reconciliation amounts included in the tables therein to the explanations presented in Note 21. We have also included a revised Draft of Note 21, reflecting disclosures of the accounting for the gains on restructuring recorded by Transener and TGS, in accordance to our answer to comment 12 to the Staff’s letter dated September 28, 2006. In addition, and in the interest of further clarity, we eliminated from the attached draft of Note 21 certain descriptions of accounting principles where their disclosure was not necessary to understand the material differences between U.S. GAAP and Argentina GAAP as applicable to the Company.

We inform the Staff that in connection with the preparation of our annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 20-F”), we intend to reorganize the presentation and expand the disclosures in our note summarizing the significant differences between Argentina and U.S. GAAP to enhance the description of the reconciliation adjustments. We also inform the Staff that our reconciliation adjustments for comparative periods to be included in the 2006 20-F will be impacted by recent changes in Argentina GAAP (primarily in relation to deferred income taxes and impairment of long-lived assets) that have been applied retrospectively for the Argentina GAAP financial statements.

If requested by the Staff, we would be happy to provide you with a draft of the proposed revised disclosures as soon as practicable.

Engineering Comments

Ms. April Sifford

Securities and Exchange Commission, p. 4

Risk Factors, page 7

Factors Relating to the Company, page 11

Our Crude Oil and Natural Gas Reserve Estimates, page 11

5.	Provide a cross-reference to a description of the term reserve audit with a full explanation of the work performed by Gaffney, Cline & Associates.

We confirm to the Staff that to the extent we elect to disclose audited reserve figures in future filings on Form 20-F, we will include a description of the term reserve audit and an explanation of the work performed by our reserve auditors in such filings.

Below is the text that we would propose to include in future filings (subject to any applicable modifications) in response to the Staff’s request:

“Our proved oil and gas reserves estimates have been audited by Gaffney, Cline & Associates, or GCA, independent reserve auditors. The estimates of reserves were first prepared by us and subsequently audited by GCA. The reported hydrocarbon reserves were estimated based on professional, geological and engineering judgment and on information supplied by us prior to [INSERT DATE]. Thus they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available. GCA’s audit examination included those tests, procedures and adjustments considered necessary by them in view of the circumstances prevailing in each case. These included an economic test of the proved developed and total proved categories of reserves for each audited property.

An audit of proved reserves is an examination of proved reserves that is conducted by the auditor for the purpose of expressing an opinion as to whether such reserve information, in the aggregate, is reasonable and has been estimated and presented in conformity with generally accepted petroleum and engineering and evaluation principles. The estimation of reserves is an imprecise science due to many unknown geologic and reservoir factors that can only be estimated through sampling techniques. Since reserves are therefore only estimates, such cannot be audited for the purpose of verifying exactness. Instead, reserve information is audited for the purpose of reviewing in sufficient detail the policies, procedures and methods used by us, engaged in the exploration and production of oil and gas in estimating our reserves so that the auditor may express an opinion as to whether, in the aggregate, the reserve information furnished by us is reasonable and has been estimated and presented in con formity with generally accepted petroleum and engineering and evaluation principles.

For the year [DATE], Gaffney, Cline & Associates has concluded that our estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10 of Regulation S-X of the SEC, are consistent with international reserve reporting practice, and in accordance with oil and gas reserve disclosure provisions of the Financial Accounting Standards Board – FASB No. 69 Statement of Standards. GCA has conducted audit examinations

Ms. April Sifford

Securities and Exchange Commission, p. 5

on our properties for the last [nine] years and has built on this knowledge base in the conduct of this audit. All questions that arose during the course of the audit process were resolved by PESA to GCA’s satisfaction.”

We also confirm to the Staff that, to the extent applicable and material, we would disclose any reported proved reserves that were not covered by the audit and the reasons why they were not audited.

Production, page 21

Statistical Information Relating to Oil and Gas Production, page 27

6.	Please clarify if the production is net to you and if all the gas production is actual sales gas.
We confirm to the Staff that the production figures on page 27 of the 2005 20-F represent our working interest in production (and are therefore net to us) and that gas production figures represent actual sales gas. We will further clarify these concepts in PEPSA’s future filings on Form 20-F.

Reserves, page 32

7.	Please revise to include the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.
We confirm to the Staff that we will include the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X, in PEPSA’s future filings on Form 20-F.
8.

Disclose the 5% of the proved reserves that were not covered by the audit, if they were material, the reasons they were not audited and if it was your decision or the independent engineer's decision to not include these reserves. Include in your explanation of reserve audit the work that was not performed by Gaffney, Cline & Associates and why. Fully explain how they tested your assumptions and methods and how they arrived at their final opinion.

As disclosed in our 2005 20-F, the reserves that were not covered by GCA’s 2005 audit are those from areas where we do not act as operator.

Unaudited reserves as of December 31, 2005 amounted to 22.1 million barrels of liquid hydrocarbons and 13.4 billion cubic feet of natural gas, which, as disclosed, represented 5% of our reserves as of December 31, 2005. These reserves were attributable to three fields in Argentina not operated by Petrobras Energía. We confirm to the Staff that, to the extent applicable, we will disclose this breakdown of unaudited reserves in future filings on Form 20-F.

As per our response to comment 5, we plan to include in our future filings on Form 20-F, to the extent applicable, an explanation of the work performed by our reserve auditors, which we believe should satisfy the Staff’s requests.

Ms. April Sifford

Securities and Exchange Commission, p. 6

9.	Please explain to us the meaning of reserves that are certified.
In using the term reserves that are or not certified, PEPSA was referring to its reserves that were or not subject to the audit conducted by GCA. In future filings on Form 20-F, we will not use the word “certified” to refer to our audited reserves.

10.

Please provide further clarification to us regarding the statement that if the economic method of calculating proved reserves had been used the reserves would have decreased by a larger margin than you present. As the economic method is the preferred method to use to determine proved reserves when a production sharing contract exists, please explain to us why the economic method was apparently not utilized for reserves outside Argentina.

As disclosed in the 2005 20-F, our proved reserves outside Argentina calculated using the economic method would have been lower than those reported (by 27.9% in the case of proved reserves outside Argentina as of December 31, 2005). This variation corresponds solely to our Venezuelan operations. As we have previously informed the Staff, we believe that our operating agreements in Venezuela in force as of December 31, 2005 were not production sharing agreements. We include a discussion of the use of the economic method in calculating reserves outside Argentina in response to previous Staff’s comments. We respectfully refer the Staff to our response dated December 21, 2004 with respect to comment 18 in the Staff’s comment letter dated November 29, 2004 and to our resp onse dated November 15, 1999 with respect to comment 52 in the Staff’s comment letter dated November 5, 1999.

*****

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Gabriel Scagnetti or Marcelo Gargano of Petrobras Energía Participaciones S.A. at +54 (11) 4344-6510 or Francisco Cestero of Cleary, Gottlieb, Steen & Hamilton at (212) 225-2739.

Sincerely,

/s/ Luis Miguel Sas

Luis Miguel Sas

Chief Financial Officer

cc:	April Sifford Ryan Milne Shannon Buskirk Jim Murphy Securities and Exchange Commission Gabriel Scagnetti

Ms. April Sifford

Securities and Exchange Commission, p. 7

Marcelo Gargano

Ezequiel Torres

Petrobras Energía Participaciones S.A.

Taiwo Damola

Ernst & Young

Enrique Grotz

Pistrelli, Henry Martin y Asociados S.R.L.

Francisco Cestero

Cleary, Gottlieb, Steen & Hamilton

EXHIBIT A

21.	Summary of significant differences between accounting principles followed by the Company and US GAAP

The Company’s financial statements have been prepared in conformity with Argentine GAAP, except for the matters discussed in Note 3, which differ in certain respects from US GAAP. The differences are reflected in the amounts provided in Note 22 and relate to the items discussed in the following paragraphs.

a) Restatements of financial statements for general price-level changes

Prior to September 1, 1995, Argentine GAAP required the restatement of non-monetary assets and liabilities into constant Argentine pesos as of the date of the financial statements. Effective September 1, 1995, the CNV passed General Resolution No. 272 which provided that public companies would no longer be permitted to present financial statements that were adjusted to recognize the effect of inflation prevailing after such date. Therefore for periods ending subsequent to September 1, 1995, and until December 31, 2001, there had been no further restatement of non-monetary items or recognition of monetary gains and losses. This resolution matched Argentine GAAP so long as the change in the price index applicable to the restatement did not exceed 8% per annum.

Due to the inflationary environment in Argentina in 2002, and the conditions created by the Public Emergency Law, the Professional Council in Economic Sciences of the City of Buenos Aires (“CPCECABA”) approved on March 6, 2002 Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002. Resolution MD No. 3/2002 required the reinstatement of the adjustment-for-inflation method of accounting in financial statements, which provides that all recorded amounts be restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001 stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine government issued Decree 1,269/02, instructing the CNV and other regulatory authorities to issue the necessary regulations for the delivery to such authorities of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. As the inflation rate stabilized, on March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency. On April 8, 2003, the CNV issued Resolution 441/03 discontinuing inflation accounting as of March 1, 2003. Through Resolution No. 287/03 the CPCECABA also discontinued inflation accounting, but as from October 1, 2003. Accordingly, inflation accounting for the period from March 1, 2003 to September 30, 2003 is required by the CPCECABA but not allowed by the CNV.

Under US GAAP, general price level adjusted financial statements are not required. However, pursuant to the instructions to Item 17 of Form 20-F, these adjustments are not removed when performing the reconciliation to US GAAP included in Note 22.

b) Capitalization of exchange differences

Under Argentine GAAP, Resolution No. 3/2002 of the CPCECABA requires that exchange differences resulting from the peso devaluation on liabilities denominated in foreign currencies existing as of January 6, 2002, that are directly related to the acquisition, construction or production of property, plant and equipment, intangibles and long-term investments in other companies incorporated in Argentina, should be capitalized at the cost values of such assets, subject to a number of conditions.

As of December 31, 2005, the Company records capitalized negative foreign exchange differences through its affiliates Citelec and CIESA.

Under US GAAP, foreign currency exchange gains or losses are recognized currently in income.

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c) Income taxes

Both Argentine GAAP and US GAAP, require the liability method to be used to account for deferred income taxes. Under this method, deferred income tax assets or liabilities are recorded for temporary differences that arise between the financial and tax bases of assets and liabilities at each reporting date. The benefits of tax loss carry-forwards are recognized as deferred income tax assets, with an appropriate valuation allowance. A valuation allowance is provided when it is more likely than not (under US GAAP) or probable (under Argentine GAAP) that some portion or all of the deferred tax assets will not be realized.

In addition, Argentine GAAP and US GAAP may differ under certain circumstances in deferred income tax accounting. Under Argentine GAAP, differences between accounting and tax basis generated due to the recognition of the inflation effect on non-monetary assets, are accounted for as permanent differences for deferred income tax purposes. Under US GAAP, pursuant to Emerging Issues Task Force (EITF) No. 93-9, such differences are accounted for as temporary differences for deferred income tax purposes.

Notwithstanding the above-mentioned criteria, and according to changes introduced to Argentine GAAP effective for fiscal years beginning as from January 1, 2006, the Company decided to book the difference between the Property, Plant and Equipment carrying value adjusted for inflation (and other non-monetary assets) and their tax value as a temporary difference for deferred income tax purposes that would result in the recognition of a deferred tax liability, therefore unifying the treatment thereof with US GAAP accounting standards. (See Note 2.g and 25)

d) Deferred charges

Under Argentine GAAP, costs such as organization and preoperating expenses may be deferred and amortized over the resultant period of benefit, under certain circumstances.

For US GAAP purposes these amounts are expensed as incurred.

e) Discounting of certain receivables and liabilities

Under Argentine GAAP, certain receivables and liabilities which are valued on the basis of the best possible estimate of amount to be collected and paid, are required to be discounted using the estimated rate at the time of the initial measurement.

Under US GAAP, receivables and liabilities arising from transactions with customers and suppliers in the normal course of business, which are done under customary trade terms not exceeding one year, are accounted for at nominal value, including accrued interest, if applicable.

f) Proportionate consolidation

Under Argentine GAAP, an investor is required to consolidate proportionally line by line its financial statements with the financial statements of the companies over which it exercises joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, share the power to define and establish a company’s operating and financial policies on the basis of written agreements. In the consolidation of companies over which an investor exercises joint control, the amount of the investment in the company under joint control and the interest in its income (loss) and cash flows are replaced by the investor’s proportional interest in the company’s assets, liabilities, income (loss) and cash flows. Under Argentine GAAP, participations in Distrilec and CIESA qualify for proportional consolidation.

Under US GAAP, participation in companies over which the investor exercises joint control is accounted for by the equity method and no proportional consolidation is allowed. However, pursuant to the SEC’s rules, differences in classification or display that result from using proportionate consolidation in the reconciliation

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to US GAAP, may be omitted if certain requirements are met. Such requirements are met by Distrilec but not by CIESA. As a result such differences corresponding to proportional consolidation of Distrilec are not presented (see US GAAP Summarized Consolidated Data in Note 22). The proportional consolidation of CIESA for fiscal years 2005, 2004 and 2003 under Argentine GAAP has been reversed for purposes of the US GAAP reconciliation.

g) Accounting for business combinations

Under Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life, are no longer amortized. Goodwill and indefinite lived intangible assets are assessed for impairment using fair value measurement techniques. The Company has completed the annual impairment test of goodwill under the standard and no additional adjustment was required.

The following summarizes the application of the business combination standards to certain transactions:

1) Petrobras Energía share exchange offer

We acquired control of Petrobras Energía on January 25, 2000 as a result of the consummation of an exchange offer pursuant to which we issued 1,504,197,988 Class B shares, with one vote per share, in exchange for 69.29% of Petrobras Energía 's outstanding capital stock, thereby increasing our ownership interest in Petrobras Energía to 98.21%.

Under US GAAP, the 2000 exchange offer was accounted for under the purchase method. The purchase price of 6,766, calculated based upon the market price of Petrobras Energía common stock, has been allocated to the identifiable assets acquired and liabilities assumed based upon their fair value as of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired has been reflected as goodwill, which was amortized on a straight-line basis over 40 years until December 31, 2001. The purchase price has been allocated as follows:

Fair value of assets acquired	10,927
Goodwill	928
Fair value of liabilities assumed	(5,089)

Total purchase price	6,766

Under Argentine GAAP, the accounting practice followed in 2000 fiscal year for non-monetary exchange of shares was to recognize net assets at book value. Accordingly, issued shares of Petrobras Energía Participaciones S.A. were subscribed and accounted for at the book value of Petrobras Energía shares exchanged. Therefore, the US GAAP reconciliation of shareholders’ equity reflects the additional purchase price of Petrobras Energía capital stock, and the reconciliation of net income reflects the incremental depreciation, depletion, amortization, effective interest rate of liabilities and the related effects on the deferred income tax, as a result of the purchase price allocation mentioned above.

Beginning 2003 fiscal year, new Argentine GAAP pursuant to CNV Resolution N° 434 adopted the purchase method or the pooling of interests method, depending on the circumstances. However, such new standards are not applied on a retroactive basis.

2) Impairment of goodwill, property, plant and equipment, and equity in affiliates

As described above, the purchase price of Petrobras Energía has been allocated under US GAAP (but not under Argentine GAAP) to the identifiable assets acquired and liabilities assumed, based upon their fair values as of acquisition date, being the excess reflected as goodwill.

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In 2005, the Company recorded impairment charges under US GAAP for 975 in order to adjust the book value of its Venezuelan assets to their recoverable value related to Property, Plant and Equipment as described in Note 6 – Operations in Venezuela. Such impairment charges were not reflected under Argentine GAAP due to the fact that the carrying value of Property, Plant and Equipment was higher under US GAAP, due to the purchase price allocation described above.

As of December 31, 2005 under US GAAP the book value of the Company´s interest in Citelec and CIESA accounted for under the equity method is 28 and nil. As of December 31, 2004 the book value of the interest in CIESA, TGS and Citelec is nil, 92 and nil, under US GAAP.

Under US GAAP, once an impairment loss is allocated to the carrying values of the long-lived assets, the reduced carrying amount represents the new cost basis of the long-lived assets. As a result, SFAS 144 prohibits entities from reversing the impairment loss should facts and circumstances change in the future. Under Argentine GAAP, impairment charges can be reversed in future years due to changes in the above-mentioned facts and circumstances. As of December 31, 2005, the company recorded a 44 gain related to an impairment reversal of gas areas in Argentina. In the reconciliation to US GAAP included in Note 22, such gain was reversed.

3) Deferred charges in privatized companies acquired

In Argentina, it is an accepted practice for costs associated with voluntary retirement programs incurred in the acquisition and start-up of a privatized company to be recognized as a liability with a corresponding deferred asset, which is amortized over the period expected to be benefited.

The only difference between US and Argentine GAAP related to qualifying liabilities assumed is that for Argentine GAAP the offsetting purchase price is allocated to intangible assets and for US GAAP the offsetting purchase price is allocated to the fair value of the acquired assets which, in this case, is property, plant and equipment (“PPandE”). Therefore, the US GAAP reconciliation of net income and shareholders' equity reflects in this respect, the difference between intangible asset amortization and property, plant and equipment depreciation.

h) Foreign Currency Translation

The accounting treatment for the translation of financial statements of foreign operations are substantially the same under both Argentine and US GAAP, except for the following:

Under Argentine GAAP, the gains and losses arising from the translation into pesos of the financial statements of foreign operations is presented in the “Transitory differences—foreign currency translation” account, a separate component of the balance sheet.

Under US GAAP, the gains and losses resulting from the translation into pesos of the financial statements of foreign operations are presented as other comprehensive income, a separate component of shareholder’s equity.

Effective in 2006, the gains and losses arising from the translation into pesos of the financial statements of foreign operations will be recognized as part of shareholders equity in accordance with recent changes to Argentine GAAP, thereby eliminating the difference with US GAAP. (See Note 2.g)

In addition, a portion of the company’s foreign currency denominated debt portfolio is designated as a hedge of the volatility in the investments in foreign subsidiaries caused by changes in the functional currency exchange rates with respect to the peso. Exchange differences resulting from such debt are reflected in the “Transitory differences – Foreign currency translation” account under Argentine GAAP (for 2005 and 2004),

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and in the cumulative translation adjustment account under US GAAP (for all periods presented), thereby offsetting the translation gain or loss from hedged foreign subsidiaries’ net assets. Remaining exchange differences recognized in income differ from Argentine GAAP to US GAAP, as a result of differences in the book value of foreign subsidiaries´ net assets and resulting designated debt.

i) Capitalization of interest costs on certain assets

Prior to January 1, 1993, Argentine GAAP did not require capitalization of interest charges relating to the financing of major projects under construction. Capitalization of interest as part of the acquisition cost of an asset is required under US GAAP. However, qualifying assets and eligible interest cost may differ under certain circumstances. In addition, under US GAAP, foreign currency exchange gains or losses are excluded from the interest cost base.

j) Depreciation of Property, plant and equipment

Under Argentine GAAP, depreciation of certain non-oil and gas fixed assets is accounted for by the Company by applying rates established for technical revaluation, which are based on engineering formulas.

Under US GAAP depreciation of such assets is calculated primarily using the straight-line method over the useful lives of the assets.

k) Minority interest

An adjustment to record the portion of all US GAAP adjustments attributable to minority interests in consolidated subsidiaries has been recorded.

l) Accounting for derivative instruments

The accounting treatment of the results from derivate instruments under both Argentine and US GAAP are substantially the same, except for the following:

Under Argentine GAAP as from fiscal year 2003, changes in the fair value of derivatives accounted for as effective hedges are recognized in the “Transitory differences—Measurement of derivative financial instruments determined as effective hedge” account, a separate component of the balance sheet.

Under US GAAP, fair value changes on derivatives classified as cash flow hedges are recorded as part of other comprehensive income.

Effective January 1, 2006, changes in the fair value of derivatives accounted for as effective hedges will be accounted as part of shareholders equity in accordance with recent changes to Argentine GAAP, thereby eliminating the difference with US GAAP. (See Note 2.g)

m) Debt refinancing costs

Under Argentine GAAP, unamortized deferred costs incurred with third parties related to debt issuance are charged to expenses when such debt is restructured, while such costs related to the new debt are capitalized and amortized on a straight – line basis.

Under US GAAP, SFAS No. 15, SFAS No. 140 and related EITF issues require for debt restructuring not considered to be an “extinguishment”, the Company continues amortizing those costs related to the old debt and charge to expenses for debt restructuring direct costs.

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n) Guarantor’s Accounting for Guarantees

Under US GAAP, FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee.

Under Argentine GAAP guarantees issued are generally not recognized as liabilities.

o) Classification of impairment losses

Under Argentine GAAP, impairment losses for fixed assets, if any, are generally presented in the income statement as non-operating expenses.

US GAAP requires such losses to be presented as operating. Therefore, impairment losses recognized under Argentine GAAP and additional impairment losses recognized under US GAAP, are included in the Operating income (loss) subtotal of the US GAAP Consolidated income data presented in Note 22.

p) Accounting for discontinued operations

Under Argentine GAAP, the gain or loss on sales of a business segment is presented in the “Other expenses, net” account.

According to US GAAP, the results of continuing operations should be presented separately from discontinued operations and any gain or loss from disposal of a component of business segment should be reported in conjunction with the result of discontinued operations. Therefore, required reclassifications have been made for purposes of US GAAP consolidated income data presented in Note 22.

q) Accounting for inventories

Under Argentine GAAP, inventories must be accounted for at reproduction or replacement cost or, in other words, at the price we would pay at any given time to replace or reproduce such inventory, whereas under U.S. GAAP, inventories must be accounted for at cost.

r) Consolidation of Variable Interest Entities

Under US GAAP, FASB Interpretation No 46R (FIN 46R) clarifies the application of Accounting Research Bulletin No. 51 (ARB No. 51) "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receives a majority of the entity's residual returns, or both. We do not currently have any interests that we believe fall within the scope of FIN 46 or FIN 46R.

Under Argentine GAAP, such entities are not required to be consolidated.

s) Pension Plan obligations

Recognition of pension plan obligations between Argentine and US GAAP are substantially the same, except for the following:

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Under Argentine GAAP, no additional minimum liability is recognized if an unfunded accumulated benefit obligation exists and the liability already recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation.

Under US GAAP, recognition of an additional minimum liability is required if an unfunded accumulated benefit obligation exists and the liability already recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation. FAS 87 stipulates that if an additional liability is recognized, an equal amount shall be recognized as an intangible asset, provided that the asset recognized shall not exceed the amount of unrecognized prior service cost. As of December 31, 2005, this additional liability is reported as an intangible asset and as other comprehensive income, taking into account the conditions mentioned above.

t) Troubled debt restructuring of TGS and Transener.

Under Argentine GAAP, Transener and TGS concluded that their respective debt restructuring constitutes an exchange of debt instruments with substantially different terms, which must be treated as an extinguishment of the original debt instrument, with a gain or loss recognized on the de-recognition of that instrument. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments, or a modification of a debt instrument, between a debtor and a creditor is deemed to have been accomplished with debt instruments that are substantially different if the discounted present value of the cash flows under the terms of the new debt instrument varies by at least 10 percent from the discounted present value of the remaining cash flows under the terms of the original instrument. In this case the new debt instrument should be initially recorded at fair value, and that amount should be used to d etermine the gain or loss to be recognized on the extinguishment of the original debt instrument. Fair value should equal the present value of the future cash flows to be paid under the terms of the new debt instrument, discounted at a rate commensurate with the risks of the debt instrument and the time value of money.

Under U.S. GAAP, Transener and TGS are required to perform an analysis under SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and EITF 02-04, “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, to assess whether the debt restructurings constituted troubled debt restructurings involving a cash payment and a modification of terms. Transener and TGS concluded that the debt restructurings in fact constituted troubled debt restructurings pursuant to the conditions defined in EITF 02-04, as Transener and TGS were undergoing financial difficulties and creditors had made concessions to both entities. The concessions involved primarily the forgiveness of principal amounts and defaulted interest.

SFAS 15 requires an assessment of the total future cash payments specified by the new terms of the debt, including principal, interest and contingent payments. A debtor shall reduce the carrying amount of the payable by the total fair value of the assets or equity transferred and no gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the undiscounted total future cash payments specified by the new terms. The differences between the fair value and the carrying amount of any assets or equity transferred is recognized as gain or loss. SFAS 15 also requires that the restructuring of each payable, including those negotiated and restructured jointly, be accounted for individually. Accordingly, on a payable-by-payable basis, if the carrying value of the majority of the original loans does not exceed the total future cash payments specified by the terms of the new debt, no gain s hould be recognized under U.S. GAAP as of the date of the restructurings. The carrying value of these loans will be reduced as payments are made. Interest expense is computed on the basis of the discount rate that equates the present value of the future cash payments specified by the new debt with the remaining carrying amount of the original loans.

Under Argentine GAAP, we recorded a net gain of P$ 27 million in 2004 on the debt restructuring of TGS. This number reflects a P$ 48 million financial gain, net of P$ 21 million corresponding to the minority interest of Petrobras Energía in TGS.

With respect to Transener, our Argentine GAAP financial statements include a P$ 165 million gain on its debt restructuring in 2005, which was significantly offset by a P$ 145 million valuation allowance to adjust

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the carrying amount of our equity in Compañía Inversora en Transmisión Citelec S.A. (“Citelec”), which controls Transener, to its recoverable value. The debt restructuring gain of Transener is comprised of: (i) a gain for the forgiveness of principal, compensatory and punitive interest of P$ 266 million; (ii) a loss as a result of the write-off of capitalized debt issuance costs of P$ 1 million; (iii) a gain on restructuring of P$ 48 million as a result of accounting for the issuance of debt at its fair value instead of at its face value; and (iv) a loss of P$ 148 million corresponding to the minority interest of Petrobras Energía in Transener.

With respect to TGS, the U.S. GAAP reconciliation adjustment to our shareholders’ equity as of December 31, 2005 amounted to P$ 42 million and represented the effect of the reversal of the P$ 48 million gain on restructuring recorded under Argentine GAAP in 2004, which was reduced in 2005 by P$ 6 million due to the lower interest expense recorded under U.S. GAAP. These amounts are presented before the effect of minority interests.

With respect to Transener, the U.S. GAAP reconciliation adjustment to our shareholders’ equity as of December 31, 2005 amounted to P$ 262 million. This amount is the net effect of: (i) the reversal of the P$ 266 million gain due to the forgiveness of principal and defaulted interest recorded under Argentine GAAP as of June 30, 2005; (ii) the reversal of the P$ 48 million gain recorded under Argentine GAAP due to the valuation of debt at fair value as of June 30, 2005; (iii) a P$ 69 million gain recognized under U.S. GAAP as of June 30, 2005 because carrying amounts exceeded future payments in respect of some specific payables; (iv) a P$ 7 million loss recorded under U.S. GAAP as of June 30, 2005 due to the effect of the lower market value of new shares issued to cancel debt; and (v) a loss of P$ 10 million for the effect of lower interest expense recorded under U.S. GAAP and foreign exchange loss results fr om June 30, 2005 to December 31, 2005. These amounts are presented before the effect of minority interests.

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DRAFT AMOUNTS PRESENTED ON TABLES BELOW WILL CHANGE AS A RESULT OF RECENT CHANGES TO ARGENTINE GAAP.

22.	Reconciliation of net income and shareholders' equity to US GAAP

The following is a summary of the significant adjustments to net income for the years ended December 31, 2005 and 2004, and the shareholders' equity as of December 31, 2005, which would be required if US GAAP had been applied instead of Argentine GAAP in the Company's financial statements.

Reconciliation of net income to US GAAP

	Cross -
	reference to
	Note 21*	2005	2004 (2)

Net income (loss) in accordance with Argentine GAAP		613	678

US GAAP adjustments:

Foreign currency translation adjustment	h	(11)	16
Amortization of deferred charges	d	9	8
Debt refinancing costs	m	14	18
Deferred income taxes	c	10	167
Depreciation of PP&E	g	(171)	(141)
Impairment of PP&E	g	(1,019)	-
Fair value of liabilities	g	(49)	(36)
Discounted value of certain assets and liabilities	e	21	9
Minority Interest	k	216	(23)
Other	n - q	(55)	2
Deferred income taxes on US GAAP adjustments	c	488	42
US GAAP adjustments applicable to equity in earnings of affiliates
Deferred income taxes	c	118	40
Depreciation of PP&E	j	(13)	(10)
Capitalized exchange difference	b	13	2
Minority Interest	k	154	(6)
Reversal of equity in earnings of CIESA and Citelec (1)	g	(162)	15
Debt restructuring	t	(256)	(48)
Other	i	3	27

Total US GAAP adjustments		(690)	82

Net income (loss) under US GAAP		(77)	760

*These references relate to paragraphs so identified in Note 21.

1.

This amount corresponds to the adjustment to reverse equity in earnings accounted for under Argentine GAAP and the effects of other US GAAP adjustments recognized in items listed above respect to CIESA (2005 and 2004 ) and CITELEC (2004). As of December 31, 2005 and 2004, CIESA had negative shareholders equity under US GAAP, and therefore it was valued at zero. CITELEC, in turn, had negative shareholders equity, as of December 31, 2004, and was valued at zero. As of December 31, 2005, CITELEC was valued at 28 under US GAAP, which represents its book value as of such date (See Note 9.1).

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2.

Information presented for the year ended December 31, 2004 has been restated for comparative purposes due to the merger described in Note 2.f) to these financial statements. The net effects of additions, both at the shareholders equity and net income reconciliation to US GAAP for those years, are included in the line “Minority interest”.

	2005	2004

Basic net income (loss) per share under US GAAP	(0.036)	0.356
Diluted net income (loss) per share under US GAAP	(0.036)	0.356

Basic net income (loss) per share under US GAAP
Continuing operations	(0.036)	0.356
Discontinued operations	-	-
Cumulative effect of changes in accounting principles	-	-
Diluted net income (loss) per share under US GAAP
Continuing operations	(0.036)	0.356
Discontinued operations	-	-
Cumulative effect of changes in accounting principles	-	-
Basic net income (loss) per share under Argentine GAAP
Class B	0.289	0.319
Diluted net income (loss) per share under Argentine GAAP	0.289	0.319
Number of shares -in millions (1)	2,132	2,132

(1)	Earnings per share are calculated based on the weighted average number of shares outstanding during the year.

Consolidated statement of comprehensive income

		2005	2004

	Cross -
	reference to
	Note 21*

Net income (loss) under US GAAP		(77)	760
Foreign currency translation adjustment:
Net change during period, net of tax	h	38	3
Deferred Pension Plan Obligations
(Increase) decrease in additional minimun liability, net of tax	s	(16)	(10)
Deferred hedge gains and losses, net of tax:
Reclassification to net income	l	2	16
Deferred hedge (loss) gains		-	(6)

Total Comprehensive Income (Loss)		(53)	763

Cumulative Other Comprehensive Loss:
Amounts not recognized as net periodic pension costs, net of tax	s	(26)	(10)
Foreign currency translation adjustment, net of tax	h	(7)	(45)
Deferred hedge gains and losses, net of tax	l	-	(2)

Total Cumulative Other Comprehensive Loss		(33)	(57)

*These references relate to paragraphs so identified in Note 21.

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Reconciliation of shareholders´ equity to US GAAP

	Cross -
	reference to
	Note 21*	2005

Shareholders' equity in accordance with Argentine GAAP		6,124

US GAAP adjustments:

Deferred charges	d	(12)
Debt refinancing costs	m	(9)
Pension plan obligations	s	(40)
Deferred income taxes	c	(1,131)
Minority interest	k	391
Foreign currency translation adjustment	h	(132)
PP&E	g	261
Goodwill	g	155
Fair value of liabilities	g	1
Discounted value of certain assets and liabilities	e	47
Other	n - q	(19)
Deferred income taxes on U.S. GAAP adjustments	c	94
US GAAP adjustments applicable to equity in affiliates
Deferred income taxes	c	(523)
PP&E	j	(128)
Capitalized exchange difference	b	(33)
Minority Interest	k	394
Reversal of equity in affiliates of CIESA and Citelec (1)	g	136
Debt restructuring	t	(304)
Other	i	(39)

Total US GAAP adjustments		(891)

Shareholders’ equity in accordance with US GAAP……		5,233

*These references relate to paragraphs so identified in Note 21.

1.

This amount corresponds to the adjustment to reverse equity in earnings accounted for under Argentine GAAP and the effects of other US GAAP adjustments recognized in items listed above respect to CIESA (2005. As of December 31, 2005, CIESA had negative shareholders equity under US GAAP, and was valued at zero. As of December 31, 2005, CITELEC was valued at 28, which represents its book value as of such date (See Note 9.1).

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Description of changes in shareholders´ equity under US GAAP

	2005	2004	(a)

Shareholders´ equity under US GAAP as of beginning of the year	5,286	4,523
Other comprehensive income	24	3
Net (loss) income under US GAAP	(77)	760

Shareholders´ equity under US GAAP as of the end of the year	5,233	5,286

a)

Information presented for the year ended December 31, 2004 has been restated for comparative purposes due to the merger described in Note 2.f) to these financial statements. The net effects of additions, both at the shareholders equity and net income reconciliation to US GAAP for those year, is included in the line “Minority interest”.

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